Mail Stop 4561

								February 26, 2007




M. Patricia Oliver, Esquire
Executive Vice President, General Counsel,
Secretary and Chief Corporate Governance Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

Re:	BB&T Corporation
            Form S-4
      Filed January 30, 2007
      File No. 333-140326



Dear Ms. Oliver:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General
1. Please confirm that Coastal Financial did not provide financial projections to BB&T.


2. Please provide the staff with copies of the KBW board book prepared in connection with the proposed merger.


Summary, page 1
3. Please revise your statement, on page 1, in the initial sentence that the summary highlights "selected" information to state that the summary summarizes the "material features of the proposed transaction," as required by Item 4(a) of Form S-4. Please change the accompanying disclosure in the summary accordingly.


Background of the Merger, page 20
4. Please provide more detail regarding the background of the merger including but not limited to the following:
* identify the "recent merger and acquisition transactions" that you refer to in the first paragraph of this section on page 20;
* disclose whether or not the Board and/or senior management considered alternatives to a merger to increase value to shareholders;
* disclose in the fourth paragraph on page 20, the essence of the valuation analysis that Keefe delivered to the Board in October before the Board decided to seek potential merger partners and disclose the material differences from the fairness opinion regarding the BB&T bid that it subsequently delivered in December; and
* briefly describe, in the second full paragraph on page 21, Coastal
Financial`s Vision 2010 Strategic Plan that you refer to in this paragraph and elsewhere in this section.

5. Please provide more detail regarding the bidding process including but not limited to the following:
* explain in detail, in the second full paragraph on page 22, what the other bidder indicated, directly and indirectly, regarding its "pricing flexibility;"
* disclose, in the last paragraph on page 22, the dollar value of the increase in the exchange ratio; and
* disclose, in the last paragraph on page 22, whether or not Coastal
Financial gave the other bidder that indicated "pricing flexibility" an opportunity to increase its bid.


Coastal Financial`s Reasons for the Merger, page 23

6. Please provide more detail regarding the Board`s determination that, under the best case scenarios, none of the other strategic options, including continuation as an independent entity under various scenarios, were "likely to create greater present value for
Coastal Financial`s shareholders." In particular, please contrast the Board`s analysis with the KBW discounted cash flow analysis, which shows the potential for higher value as an independent entity.


7. The board should specifically note each line item analysis in the
KBW report that does not support its recommendation and explain why, in light of that specific analysis, it is recommending the transaction.


Selected Transaction Analysis, page 29
8. Please revise this section as follows:
* disclose the identity of the fifteen transactions; and
* explain, in the first paragraph of this section, the basis upon which Keefe, Bruyette & Woods determined that these 15 transactions are "comparable" including whether the consideration in each of them was stock and the number of transactions during the three year period that closed within the past year.


Other Analyses, page 33
9. Please provide the dollar amount of KBW`s fee, valuing BB&T`s stock at the latest practical date. Please confirm that there has been no other material relationship in the last two years between KBW and Coastal Financial.





Interests in Certain Persons in the Merger, page 41
10. Please revise this section as follows:
* revise the first paragraph to disclose the minimum aggregate amount of compensation and benefits that Mr. Gerald will be receiving from both Coastal Financial and BB&T as a result of this proposed merger;
* revise your description of the "existing employment agreements" to disclose that the change in control provisions were added in October in anticipation of the merger;
* revise your description, in the fourth paragraph on page 41, of minimum base salary, incentive compensation and benefits to be paid to Mr. Gerald for "similarly situated officers of Branch Bank" to disclose the current range of such salary, compensation and benefits;
* describe the "retention bonus program" that, as you state on pages
21-22, were to be incorporated as part of any merger or acquisition negotiations; and
* describe the conversion of stock options of Coastal into stock options of BB&T.


Equity-Based Awards, page 42
11. For each named officer and director please state the number of options to be converted.

Comparison of the Rights of BB&T Shareholders and Coastal
Financial
Shareholders, page 58
12. Please revise this section to comply with Item 4(a)(4) as follows:
* delete, in the second paragraph, your qualification of the disclosure by reference to the statutes and corporate documents; and
* provide an explanation of the material differences not simply a reference, as you do for dividends and other distribution, shareholder nominations and shareholder proposals and anti-takeover statutes.




* * * * * * * * * * * *


      As appropriate, please amend your registration statement and annual report in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at
(202) 551-3698 with any questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief




cc	J. Richard Hazlett, Esquire
	Helms, Mulliss & Wicker, PLLC
      201 North Tyron Street
      Charlotte, North Carolina 28202




M. Patricia Oliver, Esquire
BB&T Corporation
February 26, 2007
Page 1